

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Elizabeth Gonzalez-Sussman
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re: Primo Water Corp /CN/**
> **PREC14A filed March 20, 2023**
> **Filed by Legion Partners Holdings, LLC, et al.**
> **SEC File No. 1-31410**

Dear Elizabeth Gonzalez-Sussman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement listed above.

Preliminary Proxy Statement filed March 20, 2023

Proposal No. 5 - Approval of the Company's Bylaws, page 32

1. Explain what "required" the Company to remove certain bylaw provisions which were previously included in amended bylaws adopted in 2021. If you are asserting that the Company opted to remove those provisions to address shareholder concerns, please so state here and in other places in the proxy statement where you use similar language.

2. Explain what you mean by the reference to "off-market requirements" on page 34 of the proxy statement.

3. Revise to provide more detail about the specific bylaw provisions that you oppose and what effect you believe they will have on shareholders if adopted. For example, explain specifically what provisions are, in your view, "unreasonably onerous and ambiguous" and how, if adopted, you believe these bylaw amendments may negatively impact

shareholders.

<u>Form of Proxy, page 64</u>

4. Revise to identify by name the Company Nominees opposed and unopposed by Legion. In addition, in the proxy statement, explain why Legion opposes the specific four Company Nominees identified.

<u>General</u>

5. We note that on March 23, 2023, the Company filed a revised preliminary proxy statement stating that it has waived its objection to two of your nominees under the Company's advance notice bylaw provisions. Generally update the proxy statement to reflect this development, and in particular, the fact that two (but not all) of your nominees now appear on the Company's revised proxy card.

6. Throughout the proxy statement where appropriate, discuss what will occur with respect to proxies you receive with votes for the Company's nominees or on proposals other than the director election proposal, in the event you do not proceed with your solicitation or if your nominations are deemed invalid by a court of competent jurisdiction.

7. We note the following disclosure on page 4 of the proxy statement: "Legion intends to pay for intermediaries to deliver proxy-related materials and Form 54-101F7 – *Request for Voting Instructions* to 'objecting beneficial owners' in accordance with National Instrument 54-101." Please provide explanatory background about this Canadian legal provision in your response letter, with a view to possible additional disclosure.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions